UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. ____)*

Rubicon Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

78112T206
(CUSIP Number)

Dominique Schulte
Chief Executive Officer
Janel Corporation
80 Eighth Avenue
New York, New York 10011
(212) 373-5895
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112T206	13D	Page 2 of 11
1	NAMES OF REPORTING PERSONS
Janel Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
675,263[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
675,263[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
675,263[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.6% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Beneficial ownership of shares of common stock of Rubicon Technology, Inc., par value $0.001 per share (“Shares”), is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentages reported in this Schedule 13D are calculated based upon the 2,446,652 shares of common stock outstanding as of April 30, 2022, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 12, 2022.

CUSIP No. 78112T206	13D	Page 3 of 11
1	NAMES OF REPORTING PERSONS
Oaxaca Group L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
675,263[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
675,263[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
675,263[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.6% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00 It is a sole member limited liability company

1 Beneficial ownership of the Shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentages reported in this Schedule 13D are calculated based upon the 2,446,652 shares of common stock outstanding as of April 30, 2022, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 12, 2022.

CUSIP No. 78112T206	13D	Page 4 of 11
1	NAMES OF REPORTING PERSONS
Dominique Schulte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
675,263[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
675,263[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
675,263[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.6% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Beneficial ownership of the Shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentages reported in this Schedule 13D are calculated based upon the 2,446,652 shares of common stock outstanding as of April 30, 2022, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 12, 2022.

CUSIP No. 78112T206	13D	Page 5 of 11
The following constitutes the Schedule 13D filed by the undersigned (this “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Rubicon Technology, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 900 East Green Street, Bensenville, Illinois 60106.

Item 2.	Identity and Background.

(a) This statement is filed by Janel Corporation, a Nevada corporation (“Janel”), Oaxaca Group L.L.C., a Delaware limited liability company (“Oaxaca Group”), and Dominique Schulte, an individual natural person. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Oaxaca Group beneficially owns approximately 42.3% of the outstanding shares of common stock of Janel. Ms. Schulte is the sole member of Oaxaca Group. Accordingly, for purposes of this Schedule 13D, each of Janel, Oaxaca Group and Ms. Schulte may be deemed to beneficially own the Shares owned directly by Janel. Each of Janel, Oaxaca Group and Ms. Schulte disclaims beneficial ownership of the Shares owned directly by Janel except to the extent of their pecuniary interest therein.

Set forth on Schedule A annexed hereto is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Janel. To the best of the Reporting Persons’ knowledge, except as otherwise set forth in this Schedule 13D, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The principal business address of each Reporting Person is 80 Eighth Avenue, New York, NY 10011.

(c) Janel is a holding company with subsidiaries in three business segments: Logistics (previously known as Global Logistics Services), Life Sciences and Manufacturing. Janel’s Logistics segment is a non-asset based, full-service provider of cargo transportation logistics management services, including freight forwarding via air, ocean and land-based carriers, customs brokerage services, warehousing and distribution services, trucking, and other value-added logistics services, its Life Sciences segment manufactures and distributes high-quality monoclonal and polyclonal antibodies, diagnostic reagents and other immunoreagents for biomedical research and provides antibody manufacturing for academic and industry research scientists and also produces products for other life science companies on an original equipment manufacturer (OEM) basis, and its Manufacturing segment manufactures and distributes mixing equipment and apparatus for specific applications within various industries. The principal business of Oaxaca Group is holding securities for the account of Ms. Schulte.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Janel is a corporation incorporated under the laws of State of Nevada. Oaxaca Group is a limited liability company organized under the laws of the State of Delaware. Dominique Schulte is a citizen of the United States of America.

CUSIP No. 78112T206	13D	Page 6 of 11
Item 3.	Source and Amount of Funds or Other Consideration.

Concurrently with the execution of the Purchase Agreement (as defined and described in Item 4), Janel entered into a Tender and Voting Agreement (each, a “Tender and Voting Agreement”), with each of Aldebaran Capital, LLC, Bandera Master Fund, L.P., Sententia Capital Management LLC and Poplar Point Capital Management, LLC (each, a “Principal Stockholder,” and together, the “Principal Stockholders”), and Issuer. Janel has not paid any consideration in connection with the execution and delivery of the Tender and Voting Agreements.

None of the Reporting Persons, including Janel, directly own any Shares. However, as described in Item 4 of this Schedule 13D, as a result of the Reporting Persons’ entry into the Tender and Voting Agreements, based on information provided by the Principal Stockholders, as of July 1, 2022, an aggregate of 675,263 Shares (representing approximately 27.6% of the Shares outstanding) are subject to the Tender and Voting Agreements.

The foregoing description of each Tender and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to each Tender and Voting Agreement, which are attached as Exhibits 3, 4, 5 and 6 and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Purchase and Sale Agreement

On July 1, 2022, Janel and Issuer entered into a Stock Purchase and Sale Agreement (the “Purchase Agreement”), pursuant to which Janel will commence a tender offer (the “Offer”) to acquire 45.0% of the issued and outstanding Shares of Issuer’s common stock on a fully diluted basis, at a price per Share of $20.00 (such per Share amount, the “Offer Price”).

The purpose of the offer is for Janel to acquire a significant ownership interest in Rubicon, together with representation on Rubicon’s Board, in an attempt to (i) rejuvenate, reposition and restructure Rubicon’s business and brand by focusing on its profitable business line and implementing a lower cost structure to achieve profitability and (ii) allow Janel to be in a position to potentially more easily acquire such number of additional Shares of Rubicon three or more years thereafter that would, after which, should such transaction occur, permit Janel to consolidate the financial statements of Rubicon’s with its own, thereby allowing Janel to benefit from Rubicon’s significant net operating loss (“NOL”) carry-forward assets. Under federal tax laws, Janel would then be able to carry forward and use these NOLs to reduce its future U.S. taxable income and tax liabilities until such NOLs expire in accordance with the Internal Revenue Code of 1986, as amended. Rubicon’s NOLs can thus potentially provide a benefit to Janel, if fully utilized, of significant future tax savings. Janel’s obligation to accept for payment and pay for any Shares tendered in the Offer and not validly withdrawn is subject to certain conditions set forth in the Purchase Agreement, including (i) there being validly tendered and not withdrawn prior to the expiration date that number of Shares which represents at least 35.0% of the Shares issued and outstanding on a fully diluted basis (the “Minimum Condition”), (ii) the absence of a Company Material Adverse Effect (as defined the Purchase Agreement), (iii) the purchase of the Shares pursuant to the Offer would not result, or not be reasonably likely to result, in a reduction or impairment of the net operating losses of the Issuer under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, and (iv) other conditions set forth in the Purchase Agreement. If the Offer is consummated, Janel will be entitled to designate two individuals to serve on the four-member board of directors of Issuer.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached as Exhibit 2 and is incorporated herein by reference.

Tender and Voting Agreement

CUSIP No. 78112T206	13D	Page 7 of 11
Each Tender and Voting Agreement was entered into as a condition and inducement to the willingness of Janel to enter into the Purchase Agreement and to increase the likelihood that the Minimum Condition will be satisfied. Pursuant to the Tender and Voting Agreements, the Principal Stockholders party thereto agreed to validly tender to Janel pursuant to and in accordance with the terms of the Offer, an aggregate of 675,263 Shares of Issuer common stock beneficially owned by the Principal Stockholders on the date of each Tender and Voting Agreement (the “Existing Shares”), subject to proration for tenders by other stockholders, and not to withdraw the Existing Shares from the Offer. If any Principal Stockholder acquires beneficial ownership of any additional outstanding Shares of Issuer’s common stock after the date of such Tender and Voting Agreement to which it is a party and prior to the termination of the Tender and Voting Agreement (together with the Existing Shares, the “TO Shares”), such Principal Stockholder agrees to validly tender such TO Shares to Janel in accordance with the Offer, and in any event prior to the expiration date of the Offer. Each Principal Stockholder agreed not to withdraw any TO Shares so tendered unless the Tender and Voting Agreement to which such Principal Stockholder is a party or the Offer is terminated or otherwise terminates in accordance with its terms. Notwithstanding the foregoing, a Principal Stockholder may decline to tender, or may withdraw, any and all of such Principal Stockholder’s TO Shares if, without the consent of such Principal Stockholder, Janel amends the Offer to (i) reduce the Offer Price for the TO Shares in the Offer, (ii) reduce the number of Shares of Issuer’s common stock subject to the Offer, (iii) change the form of consideration payable in the Offer (iv) change the “Minimum Condition,” which is contemplated to require tender of 35.0% of the fully diluted Shares of Issuer’s common stock, or (v) amend or modify any term or condition of the Offer in a manner adverse to such Principal Stockholder.

In addition, during the term of the Tender and Voting Agreements, each Principal Stockholder irrevocably agreed to vote the TO Shares at any meeting of the holders of Issuer’s common stock, or in connection with any written consent of the holders of Issuer’s common stock: (i) in favor of approving the transactions contemplated by the Purchase Agreement and the Tender and Voting Agreement to which it is a party and any actions required in furtherance thereof (the “Transactions”); (ii) in favor of an amendment to the certificate of incorporation and bylaws of Issuer to implement a restriction to prevent any new stockholders from acquiring shares representing 4.9% or more of the outstanding Shares of Issuer’s common stock (the “Acquisition Restrictions”), (iii) against the following actions, agreements or transactions (other than the Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Issuer or any of its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of Issuer or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of Issuer or any of its subsidiaries, (C) (1) any change in a majority of the persons who constitute the Board of Directors of Issuer, (2) any change in the present capitalization of Issuer or any amendment of the organizational documents of Issuer (other than the Acquisition Restrictions), (3) any other material change in Issuer's corporate structure or business or (4) any other action which, in the case of each of the matters referred to in clauses (C)(1), (2) or (3), is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Transactions contemplated by the Tender and Voting Agreement and the Purchase Agreement (collectively, the “Proxy Matters”).

Each Principal Stockholder irrevocably appointed Janel and each of its executive officers, in their capacities as officers of Janel (the “Grantees”), as such Principal Stockholder’s proxy and attorney-in-fact, to vote the TO Shares in accordance with the Tender and Voting Agreements and in the discretion of the Grantees as to the Proxy Matters only. Each Principal Stockholder retains the right to vote the TO Shares in such Principal Stockholder’s sole discretion and without any other limitation on all matters. Notwithstanding the foregoing, the proxy granted by each Principal Stockholder will be revoked upon termination of the Tender and Voting Agreement to which such Principal Stockholder is a party in accordance with its terms. If a Principal Stockholder is not the record owner of all the TO Shares, such Principal Stockholder agrees to cause the record owner thereof to execute and grant an irrevocable proxy conforming to the above provisions.

The foregoing description of the Tender and Voting Agreements is qualified in its entirety by reference to the full text of each Tender and Voting Agreement, which are attached as Exhibits 3, 4, 5 and 6 and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) None of the Reporting Persons, including Janel, directly own any Shares. However, as described in Item 4 of this Schedule 13D, as a result of the Tender and Voting Agreements, based on information provided by the Principal Stockholders, as of July 1, 2022, an aggregate of 675,263 Shares (representing approximately 27.6% of the Shares outstanding) are subject to the Tender and Voting Agreements. Of the 675,263 Shares, the Reporting Persons do not have sole voting or dispositive power with respect to any Shares and may be deemed to have shared voting and dispositive power with respect to all such Shares. The Reporting Persons may be deemed to share with the signatories of the Tender and Voting Agreements the power to vote the subject Shares with respect to certain matters described in the Tender and Voting Agreement, in particular the Proxy Matters. The Reporting Persons also may be deemed to share with the Principal Stockholders the power to dispose of the subject Shares solely to the extent the Tender and Voting Agreements restrict the ability of the Principal Stockholders to transfer the subject Shares. The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

CUSIP No. 78112T206	13D	Page 8 of 11
To the knowledge of the Reporting Persons, no Shares are beneficially owned by any of the persons listed in Schedule A to this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Janel that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for the agreements described in this Schedule 13D, no transactions in the class of securities reported have been effected during the past 60 days by Janel or, to the knowledge of the Reporting Persons, any person listed in Schedule A to this Schedule 13D.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto. A copy of this agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement by and among Janel Corporation, Oaxaca Group, L.L.C. and Dominque Schulte, dated July 5, 2022.

2.
Stock Purchase and Sale Agreement by and between Janel Corporation and Rubicon Technology, Inc., dated July 1, 2022 (incorporated by reference to Exhibit 2.1 to Janel Corporation’s Form 8-K filed on July 5, 2022).

3.
Tender and Voting Agreement by and among Janel Corporation, Rubicon Technology, Inc. and Aldebaran Capital, LLC, dated July 1, 2022 (incorporated by reference to Exhibit 99.1 to Janel Corporation’s Form 8-K filed on July 5, 2022).

4.
Tender and Voting Agreement by and among Janel Corporation, Rubicon Technology, Inc. and Bandera Master Fund, L.P., dated July 1, 2022 (incorporated by reference to Exhibit 99.2 to Janel Corporation’s Form 8-K filed on July 5, 2022).

5.
Tender and Voting Agreement by and among Janel Corporation, Rubicon Technology, Inc. and Sententia Capital Management LLC, dated July 1, 2022 (incorporated by reference to Exhibit 99.3 to Janel Corporation’s Form 8-K filed on July 5, 2022).

CUSIP No. 78112T206	13D	Page 9 of 11
6.
Tender and Voting Agreement by and among Janel Corporation, Rubicon Technology, Inc. and Poplar Point Capital Management, LLC, L.P., dated July 1, 2022 (incorporated by reference to Exhibit 99.4 to Janel Corporation’s Form 8-K filed on July 5, 2022).

CUSIP No. 78112T206	13D	Page 10 of 11
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated July 5, 2022	JANEL CORPORATION

	By:	/s/	Vincent A. Verde
Vincent A. Verde, Principal Financial Officer, Treasurer and Secretary

OAXACA GROUP L.L.C.

	By:	/s/	Dominque Schulte
Dominique Schulte, Member

/s/ Dominque Schulte
Dominique Schulte

CUSIP No. 78112T206	13D	Page 11 of 11
SCHEDULE A

Executive Officers and Directors of Janel Corporation

Name and Position	Present Principal Occupation	Business Address
Dominque Schulte, President, Chief Executive Officer and Board Chair	President and Chief Executive Officer of Janel Corporation	c/o Janel Corporation 80 Eighth Avenue New York, NY 10011
Vincent A. Verde, Principal Financial Officer, Treasurer and Secretary	Principal Financial Officer, Treasurer and Secretary of Janel Corporation	c/o Janel Corporation 80 Eighth Avenue New York, NY 10011
Brendan J. Killackey, Chief Information Officer and director	Chief Information Officer of Janel Corporation	c/o Janel Corporation 80 Eighth Avenue New York, NY 10011
John J. Gonzalez, director	[Retired]	c/o Janel Corporation 80 Eighth Avenue New York, NY 10011
Gerard van Kesteren, director	[Retired]	c/o Janel Corporation 80 Eighth Avenue New York, NY 10011
Gregory J. Melsen, director	[Retired]	c/o Janel Corporation 80 Eighth Avenue New York, NY 10011
Karen Miller Ryan, director	self-employed consultant	c/o Janel Corporation 80 Eighth Avenue New York, NY 10011